
<u>VIA FACSIMILE AND U.S. MAIL</u>

April 20, 2010

Ms. Debra P. Roe
Chief Financial Officer
The Monarch Cement Company
P.O. Box 1000
Humboldt, Kansas 66748

> **RE:** **The Monarch Cement Company**
> **Form 10-K for the Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 16, 2010**
> **File No. 0-2757**

Dear Ms. Roe:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

<u>Risk Factors, page 3</u>

2. We note the statement "The risk factors highlighted are not the only ones that the Company faces." Since The Monarch Cement Company must disclose all risks that it

believes are material at this time, please delete this statement in future filings and ensure that you discuss all known material risks.

Signatures, page 15

3. The Monarch Cement Company's principal accounting officer or controller also must sign the Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must specify each position in which he signs the report. See paragraphs (a) and (b) General Instruction D of Form 10-K, and revise in future filings.

Exhibits 10.1, 10.1(a), 10.1(b), 10.1(c), 10.1(d) 10.1(e), and 10.1(g)

4. It appears that The Monarch Cement Company has not filed these exhibits:

    - Exhibits A and B to Exhibits 10.1, 10.1(a), and 10.1(c).
    - Exhibit A to Exhibits 10.1(b) and 10.1(g).
    - Exhibit B to Exhibits 10.1(d) and 10.1(e).

    Please file the complete exhibits, including all of their schedules and exhibits, with the next periodic report or, if you wish, a current report on Form 8-K.

Exhibit 13 – 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

2009 Compared to 2008, page 4
2008 Compared to 2007, page 5

5. Please show us how you will expand/revise the discussion of your results of operations in future filings to address the following:

    - Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, you indicate that the increase in selling, general and administrative expenses is due partially to the increase $0.1 million increase in bad debt expense and additional sales staff and the costs related to their activities. However, it is unclear if the $0.1 million increase relates only to higher bad debt expense or if it also includes the impact of the costs related to the additional sales staff and their activities;
    - Please revise your discussion under results of operations for all periods to discuss the reasons for the fluctuations for each significant item within your other income (expense) category; and
    - Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity, page 5

6. Please revise your contractual obligations table on page 7 to include a line item totaling the amounts presented in each column of the table. See the illustration in Item 303(a)(5) of Regulation S-K.

7. We note your disclosure on page 8 indicates that under the terms of your loan agreement, you are required to maintain a tangible net worth of $90 million and an adjusted tangible net worth of $95 million. In future filings, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Capital Resources

Accounting Policies, page 9

8. Property, plant and equipment, net, comprised approximately 51% of your total assets as of December 31, 2009. Please tell us what consideration you gave to including your accounting for the impairment of long-lived assets, such property, plant and equipment, as a critical accounting policy. In the interest of providing readers with better insight into management's judgments in accounting for these assets, please consider disclosing the following in MD&A and providing us with an example of how your revised disclosures will look in future filings:

- Explain how you group property and equipment when testing for recoverability;
- Explain how you determine when property and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and

- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies, page 24

9. Please show us how you will revise your future filings to disclose the following for each period presented:

- Retainage amounts billed but not collected;
- Amounts not currently billable but that have been accrued for under performance contracts. Include a general description of the prerequisites for billings; and
- Billed or unbilled amounts representing claims or other items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of any significant items.

Please refer to Rule 5.02.3(c) and Rule 5-02.6(d) of Regulation S-X.

(3) Property, Plant and Equipment, page 32

10. Please disclose the line item(s) in which you include depreciation, depletion and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation, depletion and amortization to cost of sales, please revise your presentation on the face of your statements of income and throughout the filing to remove any references to gross profit. Please refer to SAB Topic 11:B.

(4) Line of Credit and Long-Term Debt, page 32

11. In December 2009, you entered into an amendment to your loan agreement, to among other things, renew and modify the terms of the term loan and revolving line of credit. Please tell us what consideration you gave to paragraphs 6 through 23 of FASB ASC 470-50-40 in accounting for the modification of your term loan and revolving line of credit.

(5) Income Taxes, page 33

12. Please show us how you will revise your future filings to include the disclosures required by paragraph 15 of FASB ASC 740-10-50. Alternatively, please confirm that you had no unrecognized tax benefits during the periods presented.

(8) Significant Estimates and Certain Concentrations, page 40

13. The Kansas Department of Health and Environmental proposes to assess a civil penalty of $351,000 against you. However, on page 40, you indicate that you do not agree with

certain of the factual and legal allegations and you are attempting to resolve these issues through negotiation and mutual agreement with the Kansas Department of Health and Environment. It is unclear from this disclosure whether it is reasonably possible that losses may result, regardless of your views on resolving these issues. Please show us how you will revise your future filings, to disclose:

- The amount of any accrual, if necessary for an understanding of the contingency;
- The range of reasonably possible loss, or:
- State that such a loss cannot be estimated.

If you believe that there is a remote likelihood of incurring any losses related to this matter, please explain in your response.

<u>Definitive Proxy Statement on Schedule 14A Filed on March 16, 2010</u>

<u>Executive Compensation, page 11</u>

14. In future filings, the name of each director must be included in the director compensation table unless the director is also a named executive officer under paragraph (a) of Item 402 and his compensation for service as a director is fully reflected in the summary compensation table. We note that Messrs. Byron K. Radcliff and Robert M. Kissick are directors but not named executive officers. <u>See</u> subparagraph (i) of Item 402(k)(2) of Regulation S-K.

15. We note that The Monarch Cement Company has not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for its conclusion that disclosure is unnecessary and describe the process which it undertook to reach that conclusion.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela A. Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief